EXHIBIT 12.1

REYNOLDS AMERICAN INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Millions)

(Unaudited)

	For The Years Ended December 31,
	2011	2010(1)	2009(1)	2008(1)	2007(1)
Earnings before fixed charges:
Income from continuing operations before income taxes	$2,186	$2,205	$1,522	$2,128	$2,073
Deduct: Income on equity investment	—	—	—	(1)	(13)

	2,186	2,205	1,522	2,127	2,060
Interest and debt expense	221	232	251	275	338
Interest portion of rental expense	6	7	7	7	7

Earnings before fixed charges	$2,413	$2,444	$1,780	$2,409	$2,405

Fixed charges:
Interest and debt expense	$221	$232	$251	$275	$338
Interest portion of rental expense	6	7	7	7	7

Total fixed charges	$227	$239	$258	$282	$345

Ratio of earnings to fixed charges	10.6	10.2	6.9	8.5	7.0

(1)	Financial data for 2007 through 2010 has been adjusted to reflect RAI’s elective change in accounting for pension and postretirement benefits. See Item 8, note 1 to consolidated financial statements.